Consent of Alpha Engineering Services, Inc.
     We hereby consent to the use by Patriot Coal Corporation in connection with their Registration Statement on Form S-4 and any amendments thereto, of our memo dated January 15, 2008, relating to certain coal reserve information. We also consent to the reference to Alpha Engineering Services, Inc., in the Prospectus contained in such Registration Statement.

Alpha Engineering Services, Inc.
By:
Gary M. Hartsog,
President